ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062



File No. 82-5139
July 6, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Cybird Co., Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Cybird Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of Resolution of the 7th Ordinary General Shareholders Meeting dated June 29, 2005;

2. Press release dated June 29, 2005 entitled "Notice regarding Change of President"; and

3. Business Report during Fiscal Year 2004 (7th Fiscal Year).

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813- 6888-1182, facsimile +813- 6888-3182).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

Enclosure

June 29, 2005

To : Shareholders

Kazutomo Robert Hori
Co-President
CYBIRD Co., Ltd.
6-10-1, Roppongi Minato-ku, Tokyo

Notice of Resolution of the 7th Ordinary General Shareholders Meeting

The following matters were reported on and resolved at the 7th Ordinary General Shareholders Meeting held today.

Matters reported:

1. The business report, balance sheet, and profit loss statement for the 7th Term ended March 31, 2005.
2. The reports of the Independent Auditor and the Board of Corporate Auditors on the financial statements for the 7th Term (April 1, 2004 to March 31, 2005)

The above matters were reported on as described.

Matters resolved:

• First Item — Approval of Appropriation of Retained Earnings
The proposal was approved as presented, and a cash dividend of ¥334 per share was approved.

• Second Item — Partial Amendments to the Articles of Incorporation
The proposal was approved as presented, with the addition to the Company's purposes, the introduction of an electronic public announcement system, an increase in the number of authorized shares, provisions for the change in the date of record for voting to enable a wider participation in voting, provisions for preparations to issue preferred shares, a change in the number of directors, and changes in the wording of the Articles of Incorporation in accordance with the above amendments being approved.

• Third Item — Election of 9 Directors
The proposal was approved as presented, and Kazutomo Robert Hori, Tatsuya Kato, Tomosada Yoshikawa, Yosuke Iwai, Kenichiro Nakajima, Shinichiro Yamashita, Shogo Ikeuchi, Fujio Komura, and Hiroyuki Sawada were elected as directors.

• Fourth Item — Revision of Directors' Compensation
The proposal was approved as presented, and total directors' compensation was set at no more than ¥400 million.

(Translation)

- Fifth Item — Issuance of Subscription Rights to Introduce Trust-Type Subscription Rights Plan
  The proposal was approved as presented, and the issue of subscription rights to entities other than shareholders under special advantageous condition on the basis of the Rights Plan was approved.
- Sixth Item — Granting Stock Options
  The proposal was approved as presented, and the granting of stock options (subscription rights) to the management, employees, and contributors of the Company and associated companies and the establishment of a ceiling of 5,000 common shares on the number of shares to be issued under the stock option plan (Provided, however, that in certain cases, that number shall be adjusted) were approved.

(End of document)

<Translation>



URL : http://www.cybird.co.jp/english/investor/

File No.82-5139



News Release

June 29, 2005

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
Chairman and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6111

Notice regarding Change of President

Tokyo, Japan, June 29, 2005 — CYBIRD Co., Ltd. announced that its board of directors, in a meeting held today, decided on the following change of President. The change is effective June 29, 2005.

Name	New Title	Old Title
Kazutomo Robert Hori	Chairman and CEO	Co-President
Tatsuya Kato	President and COO	Co-President

1. Reason for Change

This change of President was implemented to strengthen the management of CYBIRD group and achieve the mid-term corporate goal. As new positions, Chairman is responsible for the development of CYBIRD group's strategic vision and including business value, while President operates business based on that strategic vision.

The Board of Directors decided on this change, as a result of approval of a change in the Article of Incorporation at the 7th General Shareholders Meeting held on June 29, 2005.

2. Career Summary of Chairman Kazutomo Robert Hori

Kazutomo Robert Hori (born August 23, 1965)

June 1990	Founded Trisis International Co., Ltd. and appointed President
April 1991	Founded Entertainment Laboratory Co., Ltd. and appointed President
October 1994	Founded Paradise Web Co., Ltd. and appointed President
September 1998	Founded CYBIRD CO., Ltd. and appointed President
April 2005	Appointed Co-President
June 2005	Appointed Chairman and CEO

3. Career Summary of President Tatsuya Kato

Tatsuya Kato (born April 26, 1965)

April 1991	Joined Corporate Directions, Inc.
January 1993	Joined GLOBIS Corporation
July 1997	Appointed Chief Operating Officer
June 2004	Appointed part-time Senior Vice President of CYBIRD Co., Ltd.
February 2005	Appointed Executive Vice President
April 2005	Appointed Co-President
June 2005	Appointed President and COO

(End of document)

(Summary English Translation)

File No.82-5139

During Fiscal Year 2004 (7th Fiscal Year)

Business Report

From April 1, 2004 through March 31, 2005

CYBIRD Co., Ltd.

To Our Shareholders

This section includes a greeting from Kazutomo Robert Hori, Chairman and CEO, and Tatsuya Kato, President and COO, and the outline of mid-term corporate strategy and the division of role between Chairman and President.

Smile Story Special

This section shows the second chapter of mid-term corporate strategy.

Point 1. Attracting Customers

Acquire customers that CYBIRD can communicate from various customer contacts.

Point 2. Retain Customers

Retain customers by providing "convenient and fun".

Point 3. Cross Selling

Provide new businesses for retained customers.

Financial Condition and Results of Operation

a. Environment around Mobile Internet Market

b. Results of Operation

Mobile Content Business

Sales of this segment have increased 1,059 million yen (14.8%) from same period of previous year, to 8,239 million yen.

Marketing Solution Business

Sales of this segment have increased 1,161 million yen (50.1%) from same period of previous year, to 3,480 million yen.

International Business

Sales of this segment amounted to 37 million yen.

Technology Related Business (KLab Inc.)

KLab Inc., now an affiliate for by the equity method, posted sales of 730 million yen in the first half of the fiscal year under review.

Financial Highlight

This section shows major financial indicators;

1) Net sales
2) Sales by business segment / % of consolidated sales
3) Total assets / Net assets / Equity ratio
4) Ordinary income / Net income / Earnings per share
5) Annualized ROE
6) Cash Flow / Free cash flow / EBITDA

Financial Statements

Consolidated Balance Sheets (Summarized)

	March 31, 2005	March 31, 2004	Changes
	thousands of yen	thousands of yen	%
Assets			
Current assets:	7,199,594	6,312,573	14.1
Cash and cash equivalents	3,468,402	3,182,036	9.0
Accounts receivable	3,341,895	2,851,467	17.2
Securities	50,000	-	-
Inventories	62,733	18,677	235.9
Deferred tax assets	165,156	134,266	23.0
Others	144,548	155,702	(7.2)
Allowance for doubtful accounts	(33,143)	(29,577)	(12.1)
Property and equipment:	4,867,424	2,152,703	126.1
Tangible fixed assets:	291,116	288,976	0.7
Intangible fixed assets:	1,241,225	565,356	119.5
Software	705,869	492,019	43.5
Software in progress	201,772	42,877	370.6
Conso. Adjustment accounts	328,922	28,498	1,054.2
Others	4,661	1,960	137.8
Investments and other assets:	3,335,083	1,298,370	156.9
Investment securities	2,680,857	323,333	729.1
Long-term loan	-	53,250	-
Deferred tax assets	220,337	296,034	(25.6)
Deposit with landlord	374,769	480,572	(22.0)
Others	62,231	214,519	(70.9)
Allowance for doubtful accounts	(3,202)	(69,339)	95.4
Total	12,067,019	8,465,276	42.5

Consolidated Balance Sheets (Summarized)

	March 31, 2005	March 31, 2004	Changes
	thousands of yen	thousands of yen	%
Liabilities:			
Current liabilities:	3,273,971	1,664,879	96.6
Accounts payable	1,289,920	733,972	75.7
Short-term debt	271,332	181,384	49.6
Accrued expenses	541,292	340,485	59.0
Accrued income taxes	874,905	137,601	535.8
Accrued consumption taxes	45,422	40,423	12.4
Bonus payment reserve	142,815	166,060	(14.0)
Others	108,282	64,952	66.7
Long-term liabilities:	188,165	94,940	98.2
Corporate bonds	100,000	-	-
Long-term liabilities	55,874	94,940	(41.1)
Reserve for employee's retirement benefits	32,291	-	-
Total liabilities	3,462,136	1,759,819	96.7
Minority interests:			
Minority interests	506,632	158,505	219.6
Shareholders' Equity:			
I Common stock	3,267,415	3,156,427	3.5
II Additional paid-in capital	3,324,110	3,213,123	3.5
III Retained earnings	1,663,353	177,400	837.6
IV Unrealized gain in available-for-sale securities	(156,630)	-	-
Total shareholders' equity	8,098,249	6,546,951	23.7
Total	12,067,019	8,465,276	42.5

Consolidated Income Statement (Summarized)

	FY ended March 31, 2005 (From April 1, 2004 To March 31, 2005)	FY ended March 31, 2004 (From April 1, 2003 To March, 2004)	Changes
	thousands of yen	thousands of yen	%
Net Sales	12,488,383	10,713,971	16.6
Cost of sales	7,569,874	5,779,444	31.0
Gross Profit	4,918,508	4,934,526	(0.3)
Selling, general and administrative expenses	4,200,456	4,339,966	(3.2)
Operating Income	718,052	594,559	20.8
Non-operating income	26,975	27,038	(0.2)
Non-operating expenses	23,837	25,167	(5.3)
Ordinary Income	721,189	596,430	20.9
Extraordinary profit	1,917,748	89,703	2037.9
Extraordinary loss	251,758	374,454	(32.8)
Income Before Income Taxes and Minority Interests	2,387,179	311,678	665.9
Income and inhabitant taxes	897,138	140,791	537.2
Prior year adjustments of income taxes	-	27,703	-
Differed taxes	4,048	(95,153)	104.3
Profit (Loss) on minority interests	(33,806)	38,820	(187.1)
Net Income	1,519,799	199,516	661.7

Consolidated Cash Flow Statements (Summarized)

	FY ended March 31, 2005 (From April 1, 2004 To March 31, 2005)	FY ended March 31, 2004 (From April 1, 2003 To March, 2004)
	thousands of yen	thousands of yen
Cash flow from operating activities	597,457	313,467
Cash flow from investing activities	(1,029,315)	(1,013,652)
Cash flow from financing activities	503,766	1,167,562
Foreign currency translation adjustment	38	711
Net increase in cash and cash equivalents	71,947	468,088
Cash and cash equivalents at the beginning of period	3,182,036	2,713,947
Cash and cash equivalents at the end of period	3,253,984	3,182,036

Appropriate Statements

	FY ended March 31, 2005 (From April 1, 2004 To March 31, 2005)	FY ended March 31, 2004 (From April 1, 2003 To March, 2004)
	thousands of yen	thousands of yen
Unappropriated income for the period	1,669,855	221,447
Dividend	68,886	33,846
Income carried forward	1,600,968	187,601

Topics

This section covers an comprehensive business and capital alliance with AXISSOFT Corporation to strengthen the power of technological development for mobile etc.

Stock Information (as of March 31, 2005)

This section outlines the number of outstanding shares, number of shareholders, names of major shareholders and other shareholder information.

Corporate Profile (as of March 31, 2005)

This section mentions the name, date of establishment, amount of capital and sales, number of employees, description of business, names of board members, banks of account, affiliated associations, and name of companies of consolidated CYBIRD group.